EXHIBIT 99.1

         DOV BAHARAV TO SUCCEED AVI NAOR AS PRESIDENT AND CEO OF AMDOCS
                 MANAGEMENT LIMITED -- EFFECTIVE OCTOBER 1, 2002

                    NAOR TO BECOME VICE CHAIRMAN OF THE BOARD

NEW YORK, NY -- MARCH 13, 2002 -- The Amdocs Limited (NYSE: DOX) board of directors today announced new senior management appointments. Dov Baharav will become President and Chief Executive Officer of Amdocs Management Limited effective October 1, 2002. Mr. Baharav currently serves as Amdocs CFO. He will succeed Avi Naor, who will become Vice Chairman.

"Dov has been a driving force behind Amdocs' exceptional growth and industry leadership," said Naor, Amdocs' current CEO. "His appointment as Amdocs' future CEO is a recognition of his proven management capabilities and dedicated focus on Amdocs employees, customers and shareholders. Dov brings strong strategic planning capabilities together with broad experience in all key management areas including finance, customer management, human resources and corporate development. With Dov in charge, backed by Amdocs' outstanding management team, I have great faith in the company's ability to capitalize on the many opportunities in the market and to continue Amdocs' industry leadership and growth in the years to come."

Mr. Baharav said, "Amdocs is a tremendous company. I feel extremely fortunate to follow a CEO like Avi Naor, whose leadership and commitment have contributed so significantly to the company's growth and development. Together with Amdocs' very experienced and talented management team, I am very confident that we can further strengthen Amdocs' position as a global power in the communications space."

Amdocs Limited Chairman Bruce Anderson added, "For 20 years Amdocs has had the great fortune of having a true visionary in Avi Naor, and for the last seven years the benefit of his leadership as CEO. It was this leadership that skillfully guided the evolution of Amdocs from a niche software company to the world's leading provider of billing and CRM solutions to the communications industry. I am delighted that Avi, in his new position as Vice Chairman, will continue to contribute on the Board."

Anderson continued, "We are indeed fortunate to have in Dov a manager of similar qualities and with a great depth of experience. Dov's appointment reflects the importance of management continuity and is a clear vote of confidence in Amdocs's business model and strategic approach. With Dov and his outstanding management team, I am very confident that Amdocs will continue to expand and strengthen its unparalleled market position."

Baharav, age 51, joined Amdocs in 1991 and served as President of Amdocs, Inc., the company's principal U.S. subsidiary, and since 1995 has served as Chief Financial Officer. In his role as CFO, Baharav oversaw Amdocs' initial public offering in 1998. Baharav is also a member of the Board of Certen, Amdocs' joint venture with Bell Canada. Prior to joining Amdocs, Baharav
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served as Chief Operating Officer of Oprotech Ltd., a publicly-held company that develops, manufactures and markets electro-optical devices. Baharav holds bachelor degrees in physics and accounting as well as an MBA from the University of Tel Aviv.

ABOUT AMDOCS

Amdocs is the world's leading provider of CRM, billing and order management systems to the communications industry. Amdocs has an unparalleled success record in project delivery of its mission-critical products. With human resources of more than 9,050 information systems professionals, Amdocs supports a global customer base. For more information visit our Web site at www.Amdocs.com.


This press release may contain forward-looking statements as defined under the Securities Act of 1933, as amended, including statements about future changes in Amdocs' management. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material.

Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs' ability to grow in the mobile, wireline and IP business segments, adverse effects of market competition, rapid technological shifts that may render the Company's products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. These and other risks are discussed at greater length in the Company's filings with the Securities and Exchange Commission, including in our Form 20-F filed on December 27, 2001.


For more information contact:

Amdocs
Greg Kalish
Porter Novelli for Amdocs
Tel: 1-212-601-8470
Fax: 1-212-601-8101
E-Mail: gkalish@porternovelli.com